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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)



                        TRI-COUNTY FINANCIAL CORPORATION
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    89456L 10 7
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                                 (CUSIP Number)

         C. Marie Brown, 3035 Leonardtown Road, Waldorf, Maryland 20601
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(Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                December 27, 2004
   --------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.



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                                  SCHEDULE 13D
CUSIP No.  89546L 10 7
----------------------



-------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS.OF ABOVE PERSONS (ENTITIES ONLY)

       C. Marie Brown
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /__/
                                                                     (b) /__/
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   3   SEC USE ONLY
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   4   SOURCE OF FUNDS

       PF; OO
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   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                /__/
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
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                       7   SOLE VOTING POWER
      NUMBER OF            28,624
       SHARES              -----------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER
      OWNED BY             0
        EACH               -----------------------------------------------------
      REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON              17,330
        WITH               -----------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                           0
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       63,736 (1)
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
       5.4% (2)
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  14   TYPE OF REPORTING PERSON
        IN
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            (1) Consists of 17,330 shares held by Ms. Brown, options to purchase
       23,112 shares of common stock that are exercisable within 60 days, 11,294 shares allocated to Ms. Brown's account under the Community Bank of Tri-County Employee Stock Ownership Plan, and 12,000 shares held by Ms. Brown's spouse.

            (2) Based on 1,163,336 shares outstanding as of April 26, 2005, plus 23,112 shares that Ms. Brown may acquire within the next 60 days pursuant to exercisable options.

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Item 1.     Security and Issuer
            -------------------

      This Schedule 13D relates to shares of common stock, par value $0.01 per share, of Tri-County Financial Corporation (the "Company"), having its principal executive offices at 3035 Leonardtown Road, Waldorf, Maryland 20601.

Item 2.     Identity and Background
            -----------------------

            (a)   This Schedule 13D is being filed on behalf of C. Marie Brown.

            (b) Ms. Brown's business address is 3035 Leonardtown Road, Waldorf, Maryland 20601.

            (c) Ms. Brown is Executive Vice President and Chief Operating Officer and a Director of the Company. Ms. Brown is also Executive Vice President and Chief Operating Officer and a Director of Community Bank of Tri-County (the "Bank"), the Company's wholly-owned subsidiary, which has the same principal executive office as the Company.

            (d) Ms. Brown has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (e) Ms. Brown has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Ms. Brown is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

      On December 27, 2004, Ms. Brown was awarded 5,149 options to purchase common stock under the Company's 1995 Stock Option and Incentive Plan (the "1995 Plan"). These options were acquired by Ms. Brown without payment and were immediately exercisable at an exercise price of $35.75 per share. The acquisition of these options caused Ms. Brown's beneficial ownership of common stock to exceed 5% of outstanding shares. Ms. Brown acquired beneficial ownership of her shares of common stock as follows:

      Ms. Brown has acquired beneficial ownership of 19,079 shares through the exercise of stock options at a total cost of $158,399.00. All of these shares were purchased using personal funds.

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      On March 5, 2005, Ms. Brown gifted her interest in 12,000 of the shares acquired through the exercise of options to her spouse, who now owns these shares individually. These shares are deemed to be beneficially owned by Ms. Brown.

      Ms. Brown beneficially owns 100 shares of common stock purchased at a total cost of $1,000. All of the funds used to purchase these shares were personal funds of Ms. Brown.

      Ms. Brown has acquired beneficial ownership of 10,151 shares at no cost through stock dividends and splits.

      Ms. Brown beneficially owns 11,294 shares of common stock allocated to her account under the Community Bank of Tri-County Employee Stock Ownership Plan. Ms. Brown acquired these shares without payment.

      Ms. Brown is also deemed to beneficially own 23,112 shares of common stock that she may acquire upon the exercise of options granted to her under the 1995 Plan at a weighted average exercise price of $23.61 per share.

Item 4.     Purpose of Transaction
            ----------------------

      The shares being covered by this Schedule 13D are being held for investment purposes. Ms. Brown may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

      Except as described above and in her capacity as Executive Vice President and Chief Operating Officer of the Company and the Bank, Ms. Brown does not have any present plans or proposals that relate to or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;


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      (e)   any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

      (j)   any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

      (a) Ms. Brown beneficially owns 63,736 common shares representing 5.4% of total outstanding common shares. In accordance with Rule 13d-3 of the Exchange Act, the beneficially owned shares and the total outstanding shares include 23,112 shares that Ms. Brown may acquire within the next 60 days pursuant to exercisable options.

      (b) Ms. Brown has sole voting and dispositive power over 17,330 shares. Ms. Brown also has sole voting power over an additional 11,294 shares.

      (c) Ms. Brown has effected the following transactions in the common stock of the Company since the 60 days preceding the time she first became obligated to file a statement on Schedule 13D.

                                                                Price Per Share/
       Date             Type of Transaction   Number of Shares  Exercise Price
       ----             -------------------   ----------------  ---------------

December 23, 2004        ESOP allocation                  398              N/A

December 27, 2004        Option grant                   5,149           $35.75

March 16, 2005           Option exercise                2,518            $6.85

March 16, 2005           Gift to spouse                12,000            $0.00


      (d) Not applicable.

      (e) Not applicable.

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Item 6.     Contracts, Arrangements, Understandings, and Relationships with
            ----------------------------------------------------------------
            Respect to Securities of the Issuer
            -----------------------------------

      There are no contracts, arrangements, understandings or relationships between Ms. Brown and any person with respect to any securities of the Company's common stock.

Item 7.     Material Required to be Filed as Exhibits
            -----------------------------------------

      None.



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                                   SIGNATURE
                                   ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 21, 2005                      By: /s/ C. Marie Brown
                                       -----------------------------------------
                                       C. Marie Brown


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